EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions)

	2006	2005	2004	2003	2002
Net earnings	$100.1	$92.9	$81.7	$78.7	$106.0

Add:
Income taxes	45.8	55.1	38.7	38.0	58.0
Minority interest in earnings of consolidated subsidiaries	3.7	3.6	2.0	3.1	3.4
Cumulative effect of a change in accounting principle, net of tax	—	—	—	—	(2.8)
Net earnings as defined	149.6	151.6	122.4	119.8	164.6

Fixed charges:
Interest on debt	20.0	21.1	23.0	24.4	28.7
Interest element of rentals	2.2	2.4	1.8	6.9	5.2
Total fixed charges	22.2	23.5	24.8	31.3	33.9
Total adjusted earnings available for payment of fixed charges	$171.8	$175.1	$147.2	$151.1	$198.5

Ratio of earnings to fixed charges	7.7	7.5	5.9	4.8	5.9

For purpose of computing this ratio, “Net earnings as defined” consists of (i) income from continuing operations before income taxes and adjusted for minority interests, and before cumulative effect of a change in accounting principle, net of tax; and (ii) “Fixed charges” consists of interest on debt and the estimated interest portion of rents.